05037851

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005

SEC FILE NUMBER
8-48711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

PROCESSED MAR 17 2005 THOMSON FINANCIAL

Plantation (City) FL (State) 33324 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Ricciardelli (954) 652-7703
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

100 Northeast Third Avenue, Suite 700 (Address) Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Ricciardelli , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc. , **as of** December 31, 2004, **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

____

____

____

____
Signature

V.P. of Finance & Treasurer
Title

____
Notary Public

Anson Kwong
Commission #DD308090
Expires: Apr 07, 2008
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Atlantic Bonding Co., Inc.

This report contains (check all applicable boxes):**

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Statement of Financial Condition

TradeStation Securities, Inc.
Year Ended December 31, 2004

0502-0619060

TradeStation Securities, Inc.

Statement of Financial Condition

December 31, 2004

Contents

0502-0619060

ERNST & YOUNG

Ernst & Young LLP
Suite 700
100 Northeast Third Avenue
Fort Lauderdale, Florida 33301-1166

Phone: (954) 888-8000
www.ey.com

Report of Independent Certified Public Accountants

The Board of Directors and Shareholder of TradeStation Securities, Inc.

We have audited the accompanying statement of financial condition of TradeStation Securities Inc. (the Company) as of December 31, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 14, 2005

TradeStation Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 15,269,044
Cash segregated in compliance with federal regulations	347,094,597
Receivables from broker-dealers and clearing organizations	19,404,102
Receivables from customers	56,984,622
Deposits with clearing organizations	14,498,375
Interest receivable	670,567
Other receivables	261,372
Prepaid expenses	498,679
Property and equipment, net	521,583
Deferred income tax assets, net	126,828
Exchange memberships	455,000
Other assets	392,414
Total assets	$ 456,177,183
Liabilities and shareholder's equity	
Payables to broker-dealers and clearing organizations	$ 3,089,950
Payables to customers	420,955,556
Accounts payable and accrued liabilities	2,355,428
Income taxes payable	1,650,797
Due to Group companies	1,701,052
Total liabilities	429,752,783
Commitments and contingencies	
Shareholder's equity	
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding	100
Additional paid-in capital	26,398,403
Retained earnings	25,897
Total shareholder's equity	26,424,400
Total liabilities and shareholder's equity	$ 456,177,183

See accompanying notes.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), a Florida corporation formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company or Group). TradeStation Securities, a securities broker-dealer and futures commission merchant, offers *TradeStation* to institutional, professional and serious, active individual traders. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with direct-access order execution. The trading platform currently offers streaming real-time equities, options, futures and forex market data, manual or automated direct-access execution of equities, options and futures trades, and manual execution of forex trades through a third-party platform. Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp. Beginning in September 2004, the Company commenced equities self-clearing operations for its active trader client base and commenced omnibus clearing of its standardized equity option trades through Broadcort, a division of Merrill Lynch. The Company continues to clear DVP/RVP and other institutional account trades through Bear, Stearns Securities Corp. Futures trades are cleared through R.J. O'Brien & Associates and forex trades are cleared through R.J. O'Brien Foreign Exchange (Bear, Stearns Securities Corp., Broadcort, R.J. O'Brien & Associates and R.J. O'Brien Foreign Exchange are collectively referred to as "clearing agents" or "clearing agent firms").

The Company is a member and subject to the rules and requirements of the National Association of Securities Dealers (NASD), Securities Investor Protection Corporation, National Futures Association, the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), New York Stock Exchange (commencing February 2005), American Stock Exchange, Archipelago Exchange, Boston Options Exchange, Chicago Board Options Exchange, Eurex US, International Stock Exchange, Pacific Exchange and Philadelphia Stock Exchange, and has a pending membership application with the Options Clearing Corporation. The Company's business is also subject to rules and requirements of the Securities and Exchange Commission, Commodity Futures Trading Commission and state regulatory authorities. The DTCC and the Options Clearing Corporation, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations".

1. Description of Business and Summary of Significant Accounting Policies (continued)

The Company is headquartered in Plantation, Florida and has a branch office in Texas.

The following is a summary of significant accounting policies followed in the preparation of the statement of financial condition:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at clearing brokers, banks and other financial institutions.

Cash Segregated In Compliance With Federal Regulations

Cash segregated in compliance with federal regulations, consisting primarily of interest-bearing cash deposits of approximately $347.1 million as of December 31, 2004, have been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of securities borrowed from broker-dealers (see Securities Borrowed and Loaned below). In addition, the Company services some of its securities customer accounts through Bear, Stearns Securities Corp. and its futures and forex customer accounts through R.J. O'Brien & Associates and R.J. O'Brien Foreign Exchange, respectively, on a fully-disclosed basis. These clearing agents provide services, handle customers' funds, hold securities, futures and forex positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. See Commissions below and see Note 3 – Receivables From Brokers, Dealers, Clearing Organizations and Clearing Agents.

Securities Borrowed and Loaned

Securities borrowed transactions are recorded at the amount of cash collateral advanced to the lender. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company monitors the market value of securities borrowed on a daily basis, and collateral is adjusted as necessary based upon market prices. As of December 31, 2004, securities borrowed are carried at market value and are included in receivables from brokers, dealers, clearing organizations and clearing agents. The Company does not lend securities to other broker-dealers.

Receivables from Brokerage Customers, Net

The Company performs periodic credit evaluations and provides allowances for potential credit losses based upon their assessment of specifically identified unsecured receivables and other factors. The allowance for potential credit losses was $209,000 as of December 31, 2004. See Note 4 – Receivables From Brokerage Customers, Net.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred; betterments are capitalized. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. See Note 5 – Property And Equipment, Net.

Exchange Memberships

Exchange memberships are recorded at cost and evaluated for impairment as circumstances may warrant. See Impairment of Long-Lived Assets below.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended December 31, 2004.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; marketable securities; receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; deposits with clearing organizations; payables to brokers, dealers, clearing organizations and clearing agents; payables to brokerage customers and accounts payable approximate fair value as of December 31, 2004.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Securities and Futures Transactions

Customer securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after the trade date. Revenues and expenses related to securities transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin loans or similar transactions, are not reflected in the Company's financial statements.

Customer futures and forex transactions and related revenues and expenses are recorded on a trade date basis. Futures and forex positions owned by customers are not reflected in the Company's financial statements.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2004, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company. See Note 13 – Income Taxes.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. Statement 123(R) supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005, but has not yet determined if it will use the modified prospective method or one of the modified-retrospective methods. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using the intrinsic value method in accordance with the recognition and measurement principles of APB Opinion No. 25, and, as such, generally recognizes no compensation cost for employee options, as options granted under the Parent Company's plans have an exercise price equal to the fair value of the underlying common stock on the date of grant. Accordingly, the adoption of Statement 123(R) and its fair value method will have a significant impact on the Company's results of operations, although it will have no impact on its overall financial position.

2. Self-Clearing Operations

In September 2004, the Company commenced self-clearing of equities trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the DTCC (and, for options, with the Options Clearing Corporation if, as and when membership is obtained); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

The Company makes margin loans to customers which are collateralized by customer securities. "Margin" requirements determine the amount of equity required to be held in an account for a purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of NASD, DTCC rules and requirements, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer initial margin of no lower than 50% for purchases of securities and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, its current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

2. Self-Clearing Operations (continued)

In September 2004, upon commencement of self-clearing of equities trades, the Company changed its calculation of net capital requirements to the "alternative method," which requires the maintenance of minimum net capital, as defined by applicable rules, equal to the greater of (i) $250,000 and (ii) 2.0% of aggregate customer debit balances. For further discussion, see Note 14 – Net Capital Requirements. In addition to increased net capital requirements, as a self-clearing broker-dealer the Company is subject to clearing organization, omnibus clearing agent and other cash deposit requirements which are and may continue to be large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company' active trader clients' trading activity. If the Company's membership application with the Options Clearing Corporation is approved, and the Company then moves from omnibus to full self-clearing of standardized equity option trades, significant additional cash deposits may be required.

3. Receivables From Brokers, Dealers, Clearing Organizations and Clearing Agents

Amounts receivable from brokers, dealers, clearing organizations and clearing agents consist of the following as of December 31, 2004:

Securities borrowed from broker-dealers	$ 18,614,800
Fees and commissions receivable from clearing agents	699,607
Securities failed to deliver to broker-dealers, and other	89,695
	$ 19,404,102

The Company services its institutional equities accounts through Bear, Stearns Securities Corp. and its futures and forex customer accounts through R.J. O'Brien & Associates and R.J. O'Brien Foreign Exchange, respectively, on a fully-disclosed basis. These clearing agents provide services, handle customers' funds, hold securities, futures and forex positions and remit monthly activity statements to the customers on behalf of the Company.

4. Receivables From Brokerage Customers, Net

Receivables from brokerage customers, net, consist primarily of margin loans to brokerage customers of approximately $57.0 million (net of a $209,000 allowance for a potential credit loss) as of December 31, 2004. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the financial statements. At December 31, 2004, the Company was charging a base margin debit interest rate of 6.375% per annum on debit balances in brokerage customer accounts.

4. Receivables From Brokerage Customers, Net (continued)

The Company became obligated to satisfy credit extended by one of its clearing agent firms to one of its customers in a margin transaction when the customer's collateral was not sufficient to fully cover losses that the customer incurred following a sudden, adverse price movement in a stock in which the brokerage client held a concentrated short position. The customer has made, and continues to make, partial payments on the amount owed. As of December 31, 2004, the remaining balance was $130,000, which was reduced to $80,000 shortly thereafter. The Company has not established an allowance for the remaining portion of this receivable as it believes the entire amount is collectible. In September 2004, after the Company began its equities self-clearing operations, a sudden, adverse price movement in a stock for which a brokerage client account held a concentrated short position resulted in an unsecured net debit in that account of approximately $209,000 (including subsequent interest charges). The Company has filed an NASD arbitration demand to try to collect this unsecured debit, but no assurance can be given that any of this unsecured debit will be collected. As of December 31, 2004, a full allowance has been established for this unsecured debit. See Note 15 – Commitments And Contingencies – General Contingencies And Guarantees.

5. Property and Equipment, Net

Property and equipment, net, consist of the following as of December 31, 2004:

	Estimated Useful Life In Years	
Computers and software	3-5	$ 1,145,010
Furniture and equipment	3-7	285,831
Leasehold improvements	8-10	26,894
		1,457,735
Accumulated depreciation and amortization		(936,152)
		$ 521,583

6. Deposits With Clearing Organizations and Clearing Agents

As a self-clearing broker-dealer, the Company is subject to clearing organization, omnibus clearing agent and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company' active trader clients' trading activity. As of December 31, 2004, the Company had interest-bearing security deposits totaling $14.5 million with clearing organizations and clearing agents for the self-clearing of stock trades and the omnibus clearing of standardized equity option trades. Deposits are recorded at market value.

7. Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation*, which totaled approximately $16.3 million for the year ended December 31, 2004. The Agreement also calls for the Company to pay monthly fees for information technology services, advertising and promotional services which totaled approximately $180,000, $523,000 and $300,000, respectively, for the year ended December 31, 2004.

Effective April 2004, the Company and TradeStation Technologies amended their intercompany licensing and support agreement. Additionally, the Company, the Parent Company, TradeStation Technologies and another subsidiary, entered into an expense-sharing agreement to reflect current business relationships and to comply with applicable regulatory requirements. These changes resulted in an increased allocation of general and administrative expenses to the Company of approximately $428,000 for the year ended December 31, 2004.

The amount due to Group companies represents the net amount of various transactions, including amounts due under the Agreement and the expense-sharing agreement. These amounts are non-interest bearing, have no defined repayment terms and are expected to be repaid primarily through future profits earned by the Company.

Certain directors and executive officers of the Company maintain margin accounts with the Company. There were no margin loans to directors or executive officers outstanding as of December 31, 2004. Any margin loans made in these accounts are in the ordinary course of business on terms no more favorable than those available for comparable transactions in other brokerage accounts.

8. Payables to Brokers, Dealers and Clearing Organizations

Amounts payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2004:

Payables to clearing organizations for unsettled trades	$ 2,850,402
Securities failed to receive from broker-dealers	124,303
Payables to clearing organizations for fees	115,245
	$ 3,089,950

9. Payables to Brokerage Customers

As of December 31, 2004, payables to brokerage customers consist primarily of cash balances in brokerage customer accounts and totaled approximately $421.0 million. These funds are the principal source of funding for margin lending. At December 31, 2004, the Company was paying interest at a rate of 0.75% per annum on cash balances in excess of $10,000 in brokerage customer accounts.

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31, 2004:

Accounts payable	$ 1,177,218
Accrued expenses:	
Payroll and related accruals	578,881
Estimated loss on sublease of facilities	320,489
Other	278,840
	$ 2,355,428

11. Stock Option Plan

On December 29, 2000, the Company's 1999 Stock Option Plan (the 1999 Plan) was replaced by the Parent Company's incentive stock plan. Each option issued under the 1999 Plan was assumed and converted to 1.7172 options to purchase the Parent Company's common stock at the original exercise price divided by 1.7172. All option grants subsequent to December 29, 2000 have been in accordance with the Parent Company's incentive stock plan, which states that the exercise price of incentive stock options granted may not be less than the fair market value at the date of grant and their terms may not exceed ten years. The options issued generally vest over a five year period.

11. Stock Option Plan (continued)

A summary of the Parent Company's 2004 stock option activity for Company employees is as follows:

	Number of Shares	Option Price Per Share Low	High	Weighted
Outstanding, January 1, 2004	$2,028,510	$1.12	$11.00	$3.41
Transferred from affiliate	48,465	1.39	9.03	4.36
Granted	10,000	7.27	7.27	7.27
Canceled / lapsed	(131,362)	1.12	11.00	4.06
Exercised	(146,154)	1.39	6.63	2.33
Outstanding, December 31, 2004	$1,809,459	1.12	11.00	3.49

Additional information regarding options outstanding at December 31, 2004, is as follows:

Range of Exercise Prices Low	High	Options Outstanding Number Outstanding As of 12/31/04	Weighted Average Contractual Life in Years	Weighted Average Exercise Price	Options Exercisable Number Exercisable As of 12/31/04	Weighted Average Exercise Price
$1.12	$1.39	427,839	4.9	$1.31	286,624	$1.28
1.43	1.90	407,001	5.6	1.54	228,317	1.59
2.08	2.92	339,634	5.3	2.41	196,563	2.53
3.00	6.95	312,882	4.1	4.85	280,935	4.76
7.20	8.57	99,738	5.2	7.84	83,738	7.95
9.03	11.00	222,365	8.9	9.07	48,268	9.23
1.12	11.00	1,809,459	5.5	3.49	1,124,445	3.27

At December 31, 2004, there were approximately 925,000 shares available for future grants under the Parent Company's incentive stock plan.

12. Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan) established during 1994. All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

13. Income Taxes

The Parent Company, including its wholly owned subsidiaries, file consolidated Federal and Florida income tax returns. On a stand-alone basis, NASD reporting requires a broker-dealer to record any income tax liability based upon the Company's operations, even though the Company is part of consolidated income tax returns. In 2004, management believes that the Parent Company and subsidiaries will have an income tax liability comprised primarily of the Federal Alternative Minimum Tax, and therefore, upon the filing of the income tax returns, the majority of the Company's income taxes payable will be remitted to the Parent Company.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income taxes are as follows as of December 31, 2004:

Deferred income tax assets (liabilities):	
Accrued expenses	$ 91,867
Reserves and allowances	78,091
Difference in revenue recognition	48,625
Subtotal deferred income tax assets	218,583
Property and equipment depreciation	(91,755)
Total deferred income tax assets, net	$ 126,828

In June 2004, the Company reversed all of its valuation allowance that was provided on its deferred income tax assets. In the opinion of the Parent Company's management, it is more likely than not that these benefits will now be realized by the Parent Company. In accordance with SFAS No. 109, deferred income tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates and determines, on a periodic basis, the amount of the valuation allowance required and adjusts the valuation allowance, as needed. The decision to reverse the valuation allowance was triggered primarily by the Company receiving final approval of the DTCC to begin self-clearing for equities, the rollout of *TradeStation 8* (which included integrated options execution), as well as eight consecutive quarters of income from operations.

14. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's financial requirement (Regulation 1.17). In September 2004, upon commencement of self-clearing of equities trades, the Company changed its calculation of net capital requirements to the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of (i) $250,000 and (ii) 2.0% of aggregate customer debit balances. Customer debit items are a function of customer margin receivables and may fluctuate significantly, resulting in a significant fluctuation in the net capital requirements. As of December 31, 2004, the Company had net capital of approximately $23.6 million (27.0% of aggregate debit items), which was approximately $21.8 million in excess of its required net capital of approximately $1.7 million.

15. Commitments and Contingencies

Operating Leases

The Parent Company has a ten-year lease expiring in August 2012 (with two 5-year renewal options) that commenced in the summer of 2002 for an approximately 70,000 square foot corporate headquarters in Plantation, Florida, of which the Company is allocated approximately 50% under its expense-sharing agreement with the Parent Company. Rent escalations, free rent, and leasehold and other incentives are recognized on a straight-line basis over the initial term of this lease.

In addition, the Company is obligated under a non-cancelable operating lease expiring in February 2007, for office space which the Company no longer occupies. Future minimum lease payments as of December 31, 2004, under all operating leases are as follows:

	Gross Payments	Sublease Rentals	Net Payments
2005	$ 1,281,178	$ (257,293)	$ 1,023,885
2006	1,308,652	(264,689)	1,043,963
2007	993,022	(45,163)	947,859
2008	943,776	–	943,776
2009	961,981	–	961,981
Thereafter	2,656,227	–	2,656,227
	$ 8,144,836	$ (567,145)	$ 7,577,691

15. Commitments and Contingencies (continued)

Purchase Obligations

As of December 31, 2004, the Company had various purchase obligations through September 2007 of approximately $1.8 million, $959,000 and $468,000 during 2005, 2006 and 2007, respectively, related primarily to back office systems and telecommunications services.

Litigation and Claims

On September 5, 2003, Datamize, Inc., a Wyoming corporation, filed an Original Complaint for Patent Infringement against nine defendants, including the Company, all of whom offer online securities trading services. The other defendants are Fidelity Brokerage Services, Scottrade, Interactive Brokers Group, Instinet, Charles Schwab, CyberTrader, E*Trade Securities and Terra Nova Trading. The complaint was filed in the United States District Court, Eastern District of Texas. The complaint alleges that the online trading platforms and services the defendants offer to their customers infringes United States Patent No. 6,460,040 issued to Datamize on October 1, 2002. The lawsuit seeks injunctive relief, actual damages and attorneys' fees. In December 2004, the claims against the Company were settled by a settlement and license agreement between the Company and Datamize for one lump-sum royalty payment which covers all uses since patent issuance and for the remaining years of the patents in question. The amount of the royalty attributable to the 2004 fourth quarter was not, and the amount attributable to any future period will not be, material to the Company's financial position.

The Company is also engaged in routine litigation or other dispute resolution proceedings, such as arbitration, incidental to, and part of the ordinary course of, its business (three claims in pending arbitrations seek, in the aggregate, tens of millions of dollars of actual and punitive damages).

While no assurances can be given, the Company does not believe that the ultimate outcome of any of the above legal matters or claims will result in a material adverse effect on its financial position.

15. Commitments and Contingencies (continued)

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers or software subscribers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased ("short sales"), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that are collateralized by cash and futures positions in the customers' accounts. In all cases, such transactions may expose the Company to significant off-balance-sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in their margin accounts in compliance with various regulatory requirements, internal requirements, and the requirements of clearing agents. The Company and its clearing agents monitor required margin levels on an intra-day basis and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

15. Commitments and Contingencies (continued)

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to control this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral as needed.

The customers' financing and securities settlement activities require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its customers' obligations. The Company seeks to control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.